Adira Energy Ltd.
(A Development Stage Company)
MANAGEMENT DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the three and nine month periods ended September 30, 2011

The following is a discussion and analysis of the activities, consolidated results of operations and financial condition of Adira Energy Ltd. (“Adira”, “we”, “our”, “us”, or the “Company”) for the three and nine month periods ended September 30, 2011, which have been prepared on the basis of information available up until November 24, 2011. Management’s Discussion and Analysis should be read in conjunction with the Company’s interim consolidated financial statements and related notes for the three and nine month periods ended September 30, 2011 and in conjunction with the Company’s financial statements and Management’s Discussion and Analysis for the year ended December 31, 2010, filed on SEDAR on August 29, 2011.

Change in Year end and adoption of International Financial Reporting Standards (“IFRS”)

On August 25, 2011, the Company changed its year-end from September 30 to December 31. In light the change in year-end and in accordance with the Canadian Accounting Standards Board’s requirement to adopt IFRS for all periods after January 1, 2011, the Company has elected to file its financial statements from the Company’s inception on April 8, 2009 through to December 31, 2010 in accordance with IFRS. As such, the Company has filed audited financial statements for the year ended December 31, 2010 and the 267-day period ended December 31, 2009 prepared in accordance with IFRS. As a result of the filing of IFRS compliant statements no transitional period arises from the change in year-end. December 31, 2011 will be the Company’s next year end.

All monetary amounts are reported in United States dollars and in accordance with IFRS unless otherwise noted.

Forward-Looking Statements

This Management’s Discussion and Analysis of Financial Conditions and Results of Operations contains certain forward-looking statements. All statements other than statements of historical fact that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “contemplate”, “target”, “believe”, “plan”, “estimate”, “expect” and “intend” and statements that an event or result “may”, “will”, “can”, “should”, “could” or “might” occur or be achieved and other similar expressions. These statements are based upon certain assumptions and analyses made by management in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. However, whether actual results and developments will conform with management’s expectations is subject to a number of risks and uncertainties, including the considerations discussed herein and in other documents filed from time to time by the Company with Canadian security regulatory authorities, general economic, market or business conditions, the opportunities (or lack thereof) that may be presented to and pursued by management, competitive actions by other companies, changes in laws or regulations and other factors, many of which are beyond the Company’s control. These factors may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements and there can be no assurance that the actual results or developments anticipated by management will be realized or, even if substantially realized, that they will have the expected results on Adira Energy Ltd. All of the forward-looking statements made herein are qualified by the foregoing cautionary statements. The Company expressly disclaims any obligation to update or revise any such forward-looking statements.

1.1	Date

The effective date for this report is November 24, 2011.

1.2	Overall Performance

Information on the Company

Adira Energy Ltd (“Adira” or “the Company”) is an oil and gas early-stage exploration company. The Company has been granted four petroleum licenses.

The Company has been granted four petroleum licenses consisting of one onshore petroleum license, the “Eitan License No. 356 (“Eitan”), and three offshore licenses being the Gabriella License No. 378 (“Gabriella”), the “Yitzhak License No. 380 (“Yitzhak”) and the “Samuel License No. 388 (“Samuel”) (Gabriella, Yitzhak and Samuel - collectively the “Offshore Licenses”). In addition, the Company has an option, subject to the fulfillment of certain conditions, to acquire a 5% participating interest in each of two deep water licenses offshore Israel called the Myra and Sara licenses.

The Company’s current trading symbol on the TSXV is “ADL”. The Company also trades on the OTCBB with the trading symbol “ADENF” and on the Frankfurt Stock Exchange with the trading symbol “AORLB8”.

Financings and Developments

On February 15, 2011, the Company announced a private placement of 10,483,871 common shares at a price of CND$ 0.62 per share for gross proceeds of CND$ 6.5 million.

During 2011, 616,770 warrants were converted into 616,770 common shares, 5,081,218 stock options were issued to directors, officers and employees. During the same period, 1,453,189 options were forfeited and 3,884,000 warrants expired.

Business Overview

The Company has been granted the following petroleum licenses from the State of Israel:

Offshore

  Gabriella - covering 97,000 acres (392 sq. km.) approximately 10km offshore Israel between Netanya and Ashdod. The license was issued in July, 2009 for an initial three year period and may be renewed upon fulfillment of certain conditions for a further four year period. The Company has a 15% working interesting in this license with an option to farm into an additional 15% anytime until the earlier of six months after a discovery or seven years from July 2009. The Company is being carried by Modiin Energy LP (“MELP”) (who has a 70% working interest) for its share of costs up to the first $8 million of expenditure. The Company is the operator of the Gabriella License and is entitled to receive a 7.5% operating fee on all its expenditures. In addition, MELP pays Adira: 1) a monthly management fee of $ 12.5 thousand for a period of two years commencing from Feb 1 2010, 2) half of the management fees by MELP’s general partner receives from MELP (3.75% of 7.5% management fees) in respect to this license, for a period of 24 months, commencing February 1, 2010, after which the amount increases to 4.25%; and 3) a royalty of 2.25% from both MELP and MELP’s general partner, each from any resources extracted until MELP recovers its costs incurred, after which the royalty increases to 5.25%.

  Yitzhak - covering 31,555 acres (127.7 sq.km) approximately 17 km offshore Israel between Hadera and Netanya, directly to the North of and contiguous to Gabriella. The license was issued in October, 2009 for an initial three year period and may be renewed upon fulfillment of certain conditions for a further four year period. The Company has an 85% working interest in this license. The Company is the operator of the Yitzhak License and is entitled to receive a 7.5% operating fee on all its expenditures.

  Samuel - covering 88,708 acres (359 sq. km) approximately 17 km offshore Israel adjacent to the shoreline between the City of Ashkelon in the South and the City of Rishon Le’tziyon in the North. The license was issued on August 1, 2010 to a consortium led by the Company, which has a net working interest of 38.25% in this license. The Company’s 60% owned subsidiary is the joint operator of the Samuel License and is entitled to receive a 7.5% operating fee on all its expenditures.

Onshore

  Eitan - covering 31,060 acres (125.7 sq.km.) in the Hula Valley located in Northern Israel. The license was issued in December 2008 for an initial three year period and may be renewed upon fulfillment of certain conditions for a further four year period. The Company owns 100% of this license. The Company also has the following option on other licenses in Israel:

  Myra and Sara - In August 2010, the Company announced that it has signed a definitive co-operation agreement with Geo Global Resources Inc., and its wholly-owned subsidiary, Geo Global Resources (India) Inc. (collectively “GGR”) confirming the terms whereby GGR has agreed to assign an option it has to acquire up to a 5% participating interest in each of two deep water licenses offshore Israel Myra and Sara, to the Company. The Sara and Myra Licenses are each subject to joint operating agreement among the holders of the participating interests in the respective licenses, which joint operating agreements govern the operations with respect to the exploration work on the licenses and the change of any interest holders in these licenses. As a condition to the acquisition of such 5% interest, the Company will also be required to become a signatory to the joint operating agreements which require (i) the approval of existing signatories to the joint operating agreements in accordance with the terms of the joint operating agreements, and (ii) the approval of the Israeli Petroleum Commissioner. Upon the exercise of the Company’s interest and receipt of the approvals, the Company will be required to pay $1.2 million in one lump sum payment to certain parties of the joint operating agreements. Additionally, the Company will be expected to pay its pro rata share of expenditures, pursuant to the joint operating agreements. The option is dependent upon a number of circumstances beyond the control of the Company and there is no assurance that the Company will be able to exercise the option.

  Notera License - The Company had a right to farm into 70% of the Notera License which is approximately 19,000 acres and contiguous and directly to the south of the Eitan License. In July 2011, the Company waived its right to farm into the Notera license. The Company has therefore terminated all agreements with CGH relating to the Notera License.

The following activities have been carried out on the Company’s licenses through to the date of this report:

Offshore

  Gabriella and Yitzhak: The Company completed a state of the art 3D geophysical survey on the Yitzhak and Gabriella licenses. The dual axis survey completed on Gabriella is a technology designed to define the exact target structure on that license. Two independent 3D surveys will overlay each other at opposing axis. In March 2011, the Company signed an agreement with CGG Veritas Services (UK) Limited (“Veritas”), pursuant to which Veritas will process the 3D seismic data from both the Yitzhak and Gabriella surveys. In May 2011, the Company formally contracted Gustavson Associates LLC as an independent contractor, to provide professional, geophysical, petrophysical, geological and engineering services for resource interpretation and evaluation on the first phase of processing (often termed “Fast Track”) for Gabriella and Yitzhak. In September 2011, The Company received two independent reports disclosing resource estimates on Gabriella and Yitzhak. The reports were issued by Gustavson Associates LLC and describe a probabilistic distribution of each of the Licenses’ “Contingent Resources” in respect of Oil on the Gabriella License and “Prospective Resources” in respect of Gas for both Licenses and the Oil on the Yitzhak License, both terms as defined by the Canadian Oil and Gas Evaluation Handbook and do not represent an estimate of reserves. Copies of the reports are available on www.sedar.com.
  Samuel: In March 2011, the Company signed a contract with ARIS Nefterazvedka LLC., a Russian geophysical contractor specializing in OBC or Ocean Bottom Deployed Cables. This system provides very high resolution recording of targets with little impact with surface traffic. The OBC system provides an excellent quality survey for shallow transient zones. The Survey was completed on July 31, 2011 and the Company has engaged GX Technology EAME Ltd. to commence the processing of the 3D data, which is expected to take up to six months to complete.

Onshore

  Eitan: The Company has completed three workovers and specialized pumps have been mobilized for installation. Drilling and wireline coring operations on the first of two new gas wells commenced in mid- February 2011. The first well (Eitan #1) has already been cored through the first interval of coal at approximately 625 meters. Following desorption, samples of the core will be selected for laboratory analysis. The economics of the coal zones will be determined by the gas content and produceability. Upon completion of desorption and absorption work, the Company will have a better understanding of the well and therefore define a program for further drilling and economics of development. The Company considers current drilling at this depth exploratory.

Following review and further analysis of the Company's geoscientists, in consultation with outside consultants, management concluded in November 2011 that commercial quantities of hydrocarbons are not present in the Eitan #1 well. Accordingly, no further drilling is planned on this well. Notwithstanding these findings, in order to identify potential drilling prospects in the Eitan license area, additional wells and/or additional seismic surveys may be obtained in the License areas. As a result of the above, during the quarter ended September 30, 2011, the Company recorded a non-cash impairment charge arising from the write down of exploration and evaluation assets of $933 thousand (including exploration expenditures incurred during the quarter of $268 thousand).

The Company presently does not produce any oil or gas and does not earn any significant revenues. The Company currently earns revenues from the Company's activity as the operator on its Offshore Licenses, management fees earned from Modiin Energy.

Capital Expenditures and Divestitures

During the nine month period ended September 30, 2011, the Company incurred capital expenditures of $952 thousand, which relates primarily to costs incurred in respect of the Company’s Eitan #1 well. However, as mentioned above, these costs were written off in the Company’s Consolidated Statement of Comprehensive Loss. During nine months ended in September 30, 2011, the Company did not make any capital divestitures.

The Company's planned capital expenditures for the next twelve months will include the Company’s drilling program in connection with it its four licenses.

1.3	Selected Financial Information

The following table show selected summary consolidated financial information which has been derived from the interim consolidated financial statements of the Company at September 30, 2011:

	Nine months ended		Three months ended
	September 30,		September 30,
	2011	2010	2011	2010
	U.S. dollars in thousands
	Unaudited

Revenues	$1,087	$887	$355	$750

Net loss and comprehensive loss for the period	$7,882	$2,065	$3,999	$537

Basic and diluted net loss per share*	$0.07	$0.03	$0.04	$0.01

*Attributable to equity holders of the parent company

During the nine month period ended September 30, 2011, the Company increased its operating and exploration activities. Specifically, during 2011 the Company began its workover program on the Eitan license, which was completed in January 2011 after which drilling and wire line coring of the first new well (Eitan #1) commenced as described above, the well was completed during this quarter. The Company also executed a 3D seismic program on the Gabriella, Yitzhak and Samuel licenses. The Company therefore earned greater revenues as the operator on its Offshore Licenses and incurred increased exploration expenses resulting in a greater loss compared to same periods in the previous year.

The Company has provided details of the above mentioned movements in sections 1.4 through 1.7 of this document.

Additional disclosure for venture issuers without significant revenues:

	Nine months ended		Three months ended
	September 30,		September 30,
	2011	2010	2011	2010
	U.S. dollars in thousands
	Unaudited

Exploration and evaluation assets or expenditures	$3,941	$905	$2,036	$892
General and administration expenses	$3,918	$2,033	$1,100	$388

1.4	Results of Operations

The following table show selected summary consolidated results of operations which have been derived from the interim consolidated financial statements of the Company at September 30, 2011:

	Nine months ended		Three months ended
	September 30,		September 30,
	2011	2010	2011	2010
	Unaudited

Revenues and other income:	$1,087	887	$335	$750

Expenses:
Exploration expenses	3,941	905	2,036	892
General and administrative expenses *)	3,918	2,033	1,100	388
Impairment of exploration and evaluation assets	933	-	933	-

Total expenses	8,792	2,938	4,069	1,280

Operating loss	(7,861)	(2,051)	(3,734)	(530)
Financing income	34	-	14	-
Financing expense	(190)	(8)	(286)	(1)

Losses before income taxes	(7,882)	(2,059)	(4,006)	(531)

Tax benefit (tax expense)	(21)	(6)	7	(6)

Net loss and comprehensive loss	(7,882)	(2,065)	(3,999)	(537)

Net loss and comprehensive loss attributed to:

Equity holders of the parent	(7,191)	(2,065)	(3,616)	(537)
Non-controlling interests	(691)	-	(383)	-

	$(7,882)	(2,065)	$(3,999)	$(537)

Basic and diluted net loss per share attributable to equity holders of the parent	$(0.07)	(0.03)	$(0.04)	$(0.01)

Weighted average number of Ordinary shares used in computing basic and diluted net loss per share	99,154,466	62,640,001	101,380,505	62,640,001

*) Includes share-based compensation	$887	$1,072	$169	$290

Three month period ended September 30, 2011 compared to the three month period ended September 30, 2010

Revenues and other income

For the three months ended September 30, 2011, the Company earned revenues of $335 thousand, as compared to $750 thousand for the three months ended September 30, 2010. Revenues relate to operator fees and consulting fees on the Company’s Offshore licenses. Other income relates to management fees in respect of the farm out agreement with Modiin. In 2010, revenues comprised operating and management fees, which were recognized in the third quarter of 2010, following the signing of the relevant joint operating agreements, in 2010.

Expenses

Exploration Expenses

For the three months ended September 30, 2011, exploration expenses amounted to $2,036 thousand as compared to $892 for the three months ended September 30, 2010. The increase in exploration expenses in 2011 is a result of the Company’s continued exploration work on the Offshore Licenses specifically, the execution of a 3D seismic program the Samuel license, which took place between June 2011 and August 2011, compared with minimal exploration activities in 2010.

Impairment of Exploration and Evaluation Assets

For the three months ended September 30, 2011, the write off amounted to $933 thousand (including exploration expenses incurred during the quarter of $268 thousand) in respect of the Company’s Eitan #1 well, as compared to $0 for the three months ended September 30, 2010.

General and Administration expenses

For the three months ended September 30, 2011, general and administrative expenses amounted to $1,100 thousand as compared to $388 thousand for the three months ended September 30, 2010. The increase in general and administrative expenses results primarily from increased activity in Israel since late 2010, including the hiring of additional staff and the opening of the Company's new office in Israel as well as increased legal, accounting travel and marketing expenses. In addition, share-based compensation decreased by $121 thousand from 2010 to 2011, due to employee stock options that were forfeited during 2011.

Financing Income/expense

For the three months ended September 30, 2011, financial income amounted to $14 thousand as compared to a financial income of $0 for the three months ended September 30, 2010. Financing income represents interest earned on short-term deposits, primarily held in Canadian dollars and US dollars.

For the three months ended September 30, 2011, financial expenses amounted to $286 thousand as compared to a financial expense of $1 thousand for the three months ended September 30, 2010. The amounts in 2011 and in 2010 are a result of fluctuations in the New Israel Shekels ("NIS") and Canadian dollar rates against the US dollar.

Net Loss

The Company reported a net loss and comprehensive loss for the three months ended September 30, 2011 of $3.4 million as compared to a net loss and comprehensive loss of $537 thousand for the three months ended September 30, 2010. The increase in the loss is as a result of an increase in exploration and operating activities, offset by revenues generated from management, operator and consulting fees.

Nine month period ended September 30, 2011 compared to the Nine month period ended September 30, 2010

Revenues and other income

For the nine months ended September 30, 2011, the Company earned revenues of $1,087 thousand, as compared to $887 thousand for the nine months ended September 30, 2010. The increase in revenues in 2011 is consistent with the Company’s increased exploration activities, which are directly linked to operating and management fees.

Expenses

Exploration Expenses

For the nine months ended September 30, 2011, exploration expenses amounted to $3,941 thousand as compared to $905 thousand for the nine months ended September 30, 2010. The increase in exploration expenses in 2011 is a result of the Company’s continued exploration work on the Offshore Licenses specifically, the execution of the 3D seismic program on Gabriella, Yitzhak and Samuel licenses, compared with minimal exploration activities in 2010.

Impairment of Exploration and Evaluation Assets

For the nine months ended September 30, 2011, the write off amounted to $933 thousand (including exploration expenses incurred during the quarter of $268 thousand) in respect of the Company’s Eitan #1 well, as compared to $0 for the nine months ended September 30, 2010.

General and Administration expenses

For the nine months ended September 30, 2011, general and administration expenses amounted to $3,918 thousand as compared to $2,033 thousand for the nine months ended September 30, 2010. The increase in operating expenses results primarily from increased activity in Israel since late 2010, including the hiring of additional staff and the opening of the Company's new office in Israel as well as increased legal, accounting, travel and marketing expenses. In addition, share-based compensation decreased by $185 thousand from 2010 to 2011, due to employee stock options that were forfeited during 2011.

Financing Income/expense

For the nine months ended September 30, 2011, financial income amounted to $34 thousand as compared to a financial income of $0 for the nine months ended September 30, 2010. Financing income represents interest earned on short-term deposits, primarily held in Canadian dollars and US dollars.

For the nine months ended September 30, 2011, financial expenses amounted to $190 thousand as compared to a financial expense of $8 thousand for the nine months ended September 30, 2010. The amounts in in 2011 and in 2010 are a result of fluctuations in NIS and Canadian dollar rates against the US dollar.

Net Loss

The Company reported a net loss and comprehensive loss for the nine months ended September 30, 2011 of $7.8 million as compared to a net loss and comprehensive loss of $2 million for the nine months ended September 30, 2010. The reason for the increase in the loss is as a result of an increase in exploration and operating activities, offset by revenues generated from management, operator and consulting fees.

1.5	Summary of Quarterly results

	QTR	QTR	QTR	QTR	QTR	QTR	QTR	QTR
	3	2	1	4	3	2	1	4
	2011	2011	2011	2010	2010	2010	2010	2009
	U.S dollars in thousands, except per share data
Revenues	$335	$245	$507	$820	$750	$56	$81	$-
Net Loss	$3,999	$2,127	$1,756	$939	$537	$707	$821	$450
Net Loss per share*	$0.04	$0.02	$0.02	$0.05	$0.01	$0.01	$0.01	$0.01

*Attributable to equity holders of the parent copmany

Net loss per quarter is a function of the exploration and operational activity during that quarter. There is no seasonal trend. From Q4 2010, the Company has begun to incur significantly higher operational and exploration expenses, including the hiring of additional employees in Israel to support the increased levels of exploration.

1.6	Liquidity

Liquidity is a measure of a Company’s ability to meet potential cash requirements. The Company has historically met its capital requirements through the issuance of common shares.

The Company has an accumulated deficit of $16.9 million in as of September 30, 2011, and the Company had negative cash flows from operations of $5.8 million for the nine months ended September 30, 2011 ($3 million for the year ended December 31, 2010). The ability of the Company to continue as a going concern depends upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete development, and upon future profitable operations from the properties or proceeds from their disposition. The Company is an exploration stage company and has not earned any revenues from its oil and gas properties to date.

There can be no assurance that the Company will be able to continue to raise funds in which case the Company may be unable to meet its obligations. The Company is considering various alternatives with respect to raising additional capital to remedy any future shortfall in capital, but to date has made no specific plans or arrangements. Because of the early stage of the Company's operations and the Company's absence of any material oil and natural gas reserves, there can be no assurance this capital will be available and if it is not, the Company may be forced to substantially curtail or cease exploration, appraisal and development expenditures.

Three month period ended September 30, 2011 compared to the three month period ended September 30, 2010

During the three months ended September 30, 2011, the Company's overall position of cash and cash equivalents decreased by $4,743 thousand. This decrease in cash can be attributed to the following activities:

The Company's net cash used in operating activities during the three months ended September 30, 2011 was $4,291 thousand as compared to net cash used in operating activities of $426 thousand for the three months ended September 30, 2010. This increase is attributable to and consistent with the increase in the Company's exploration and operating activities for the current period, compared to the prior period.

Cash used in investing activities during the three months ended September 30, 2011 was $716 thousand as compared to cash used in investing activities of $25 thousand during the three months ended September 30, 2010. The investment in 2011 relates primarily to an increase in restricted deposits and drilling costs in respect of the Eitan #1 well as well as purchase of furniture, computers and office equipment for the Israeli office. The amount invested in 2010 relates primarily to the purchase of furniture, computers and office equipment for the Israeli office.

Cash provided by financing activities for the three months ended September 30, 2011 was $264 thousand as compared to $0 during the three months ended September 30, 2010. The increase relates to warrants and options exercised during the period.

Nine month period ended September 30, 2011 compared to the Nine month period ended September 30, 2010

During the nine months ended September 30, 2011, the Company's overall position of cash and cash equivalents increased by $196 thousand. This increase in cash can be attributed to the following activities:

The Company's net cash used in operating activities during the nine months ended September 30, 2011 was $5,750 thousand as compared to $1,633 thousand for the nine months ended September 30, 2010. This increase is attributable to and consistent with the increase in the Company's exploration and operating activities for the current period, compared to the prior period.

Cash used in investing activities during the nine months ended September 30, 2011 was $656 thousand as compared to cash used in investing activities of $53 thousand during the nine months ended September 30, 2010. The investment in 2011 relates primarily to the capitalization of drilling costs in respect of the Eitan #1 well as well as purchase of furniture, computers and office equipment for the Israeli office, offset by the release of restricted cash. The amount invested in 2010 relates primarily to the purchase of the drilling rig and related equipment for the Eitan license.

Cash provided by financing activities for the nine months ended September 30, 2011 was $6,602 thousand as compared to $0 during the nine months ended September 30, 2010. The increase is a result of the completion of a private placement for net proceeds of $6,152 thousand (gross proceeds: CAN$6.5 million), and the exercise of warrants and employee stock options during the period.

There are no legal restrictions on transferring funds between Canada and Israel.

1.7	Capital resources

At September 30, 2011, the Company's cash and cash equivalents were $8.9 million (December 31, 2010 - $8.7 million), The majority of this balance is being held in US Dollars. The Company's working capital at September 30, 2011 was $9.8 million as compared to $10.8 million as at December 31, 2010.

Commitments

The Company has commitments to the Ministry to complete the work programs on all of the Company’s licenses. Based on the current commitments, the Company is required to spud at least one well on the Samuel license by October 1, 2012 and on the Gabriella and Yitzhak licenses by December 1, 2012.

The Company has until December 14, 2011 to complete its commitments to the Ministry on the Eitan License.

In order to maintain current licenses the Company will be required to expend amounts in respect of exploration expenditure. The Company intends to meet all of its drilling and related expenditures as they become due to maintain the Company’s interests in its oil and gas properties. These oil and gas expenditure obligations are not fixed and cannot be pre-determined with certainty. Failure to meet the obligations may result in the loss of the Company’s ownership interests.

Management of Capital

	September 30,	December 31,
	2011	2010
	U.S. dollars in thousands
	Unaudited	Audited
EQUITY
Share capital	$-	$-
Additional paid-in capital	27,639	20,286
Accumulated deficit	(16,871)	(9,680)

Equity attributable to equity holders of the parent	10,768	10,606
Non-controlling interests	76	631

Total equity	10,844	11,237

The Company is an early-stage exploration company and currently does not generate significant cash flows from operations. The Company’s primary source of funds comes from the issuance of share capital. The Company does not use other sources of financing that require fixed payments of interest and principal and is not subject to any externally imposed capital requirements.

The Company defines its capital as share capital plus warrants. To effectively manage the Company’s capital requirements, the Company has a planning and budgeting process in place to ensure that adequate funds are available to meet its strategic goals. The Company monitors actual expenses to budget to manage its costs and commitments.

The Company’s capital management objective is to maximize investment returns to its equity-linked stakeholders within the context of relevant opportunities and risks associated with the Company’s operations. Achieving this objective requires management to consider the underlying nature of exploration activities, availability of capital, the cost of various capital alternatives and other factors. Establishing and adjusting capital requirements is a continuous management process.

Although the Company has been successful at raising funds in the past through the issuance of share capital, there can be no assurance that future financings will be successful.

1.8	Off-Balance Sheet arrangements

See “Commitments” above.

1.9	Transactions with Related Parties

No director or senior officer of the Company, and no associate or affiliate of the foregoing persons, and no insider has or has had any material interest, direct or indirect, in any transactions, or in any proposed transactions, which in either such case has materially affected or will materially affect the Company or the Company's predecessors since the beginning of the Company's last completed fiscal year except as follows:

During the nine months ended September 30, 2011, the Company incurred $766 thousand in consulting fees and operating expenses to private companies which are controlled by directors or officers of the Company (nine months ended September 30, 2010 - $354 thousand).

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

1.10	Third Quarter

Refer to section 1.5 for details of operational and exploration activities in the third quarter.

1.11	Proposed Transactions

There are currently no proposed transactions that are expected to affect the financial condition, results of operations and cash flows of the Company.

1.12	Changes in Accounting Policies including Initial Adoption

Transition to IFRS from GAAP

In February 2008, the Canadian Accounting Standards Board confirmed that Canadian publicly accountable enterprises will be required to adopt International Financial Reporting Standards (“IFRS”) for financial periods beginning on and after January 1, 2011. The Company has elected to adopt IFRS in its financial statements from the reverse take-over acquirer’s inception on April 8, 2009 through to December 31, 2010. As such, the Company has filed audited financial statements for the year ended December 31, 2010 and the 267-day period ended December 31, 2009 prepared in accordance with IFRS.

Impact of IFRS

IFRS employs a conceptual framework that is similar to Canadian GAAP; however significant differences exist in certain matters of recognition, measurement and disclosure. While the adoption of IFRS will not change the actual cash flows of the Company, the adoption will result in changes to the reported financial position and results of operations of the Company. In order to allow the users of the financial statements to better understand these changes, the Company provided the reconciliations between Canadian GAAP and IFRS in the interim financial statements for the three and nine months ended September 30, 2011. The only adjustment in the Company's interim statement of comprehensive loss for the three months ended September 30, 2011 and the three and nine months ended September 30, 2010 as a result of the transition to IFRS is due to the recognition of expense for stock based payments awards with graded vesting features. In accordance with Canadian GAAP, entities make an accounting policy election to recognize compensation costs of awards containing only service conditions either on a straight-line basis or on an accelerated basis, regardless of whether the fair value of the award is measured based on the award as a whole or for each individual tranche. Under IFRS, entities must recognize costs on an accelerated basis (each individual tranche must be separately measured). The Company has previously elected the straight line method per Canadian GAAP and as a result of the transition to IFRS has recorded an additional expense in its statements of comprehensive loss of $137 thousand and $450 thousand for the three and nine months ended September 30, 2010, respectively.

1.13	Financial Instruments and Other Instruments

The Company’s financial instruments have been designated as follows:

Cash and cash equivalents	- Held-for-trading;
Restricted Cash	- Held-for-trading;
Accounts receivable	- Loans and receivables;
Accounts payable and accrued liabilities	- Other financial liabilities;

The carrying values of cash and cash equivalents, restricted cash and accounts receivable and accounts payable approximate their fair values due to the short-term maturity of these financial instruments.

Credit risk

The Company manages credit risk, in respect of cash and cash equivalents, and restricted cash, by holding them at major Canadian and Israeli financial institutions in accordance with the Company’s investment policy. The Company places its cash and cash equivalents with high credit quality financial institutions.

Concentration of credit risk exists with respect to the Company’s cash and cash equivalents and accounts receivable. The Company’s exposure is for cash held in bank accounts, including restricted deposit, in the amount of $9,326 thousand and on accounts receivable of $555 thousand. None of the Company’s accounts receivable are overdue as at September 30, 2011. The restricted deposit amounts to $444 thousand and relates primarily to a bank guarantee in respect of the Company’s Israeli office lease.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in obtaining funds to meet current obligations and future commitments. The Company's approach to managing liquidity risk is to forecast cash requirements to provide reasonable assurance that it will have sufficient funds to meet its liabilities when due. As of September 30, 2011, the Company had cash and cash equivalents of $8,882 thousand, restricted deposits of $444 thousand and account receivable and other receivables of $1,121 thousand against current accounts payable, other payables accrued liabilities in the amount of $504 thousand.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk is comprised of three types of risk: interest rate risk, foreign currency risk and other price risk.

(i) Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its cash equivalents.

(ii) Foreign currency risk The Company is exposed to financial risk related to the fluctuation of foreign exchange rates.

The Company operates in Israel. Most of the Company’s monetary assets are held in US dollars and most of the Company’s expenditures are made in US dollars. However, the Company also has expenditures in NIS and Canadian dollars. A significant change in the currency rates between the NIS and the Canadian dollars relative to the US dollar could have a material effect on the Company’s future results of operations, financial position or cash flows depending on the Company’s currency management techniques. The Company has not hedged its exposure to currency fluctuations. An increase or decrease of 5% on the Canadian dollar or the Israeli Shekel relative to the US dollar could have a significant effect on the Company. For the nine month period ended September 30, 2011 the Company has recorded an exchange rate loss of $190 thousand (for the nine months ended September 30, 2010 - a loss of $8 thousand).

(iii) Other price risk

Other price risk is the risk that the fair or future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from interest rate risk or foreign exchange risk. The Company is not exposed to significant other price risk.

1.15	Other MD&A Requirements

(i) Section 5.3 – Additional Disclosure for Venture Issuers without Significant Revenue

Additional disclosures are included in section 1.3.

(ii) Section 5.4 – Disclosure of Outstanding Share Data

As of the date of this report, the Company has 101,768,453 common shares outstanding, 15,057,375 warrants outstanding and 8,759,218 options granted to directors, officers and employees.

OTHER INFORMATION

Additional information will be accessible at the Company’s website www.adiraenergy.com or through the Company’s public filings at www.sedar.com.

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